Phillips Nizer LLP

666 Fifth Avenue

New York, NY 10103

(212) 977-9700

February 23, 2010

Via Edgar Correspondence and Federal Express

Mr. J. Nolan McWilliams

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Ark Restaurants Corp.

Form 10-K for the fiscal year ended October 3, 2009

Filed January 4, 2010

Definitive Proxy on Schedule 14A

Filed February 1, 2010

File No. 001-09453

Dear Mr. McWilliams:

As counsel to Ark Restaurants Corp. (the “Company”), we are hereby responding to the February 16, 2010 comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced filings by the Company.  The Company’s responses are set forth below corresponding to the same chronological numbers in the Staff’s comment letter.

Form 10-K

Signature

1.	In future filings, please include the signature of your principal accounting officer or controller in the second signature block.

This comment will be complied with in future filings.

Exhibits 31.1 and 31.2

2.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13 a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

This comment will be complied with in future filings.

Schedule 14A

Summary Compensation Table, page 14

U.S. Securities and Exchange Commission

February 23, 2010

3.

With respect to the option awards reported in column (f), clarify in the footnotes the assumptions made in valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. Refer to Item 402(n)(2)(vi) of Regulation S-K.

This comment will be complied with in future filings. The fair value of each of our stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of our common stock, the expected dividend yield of our stock, the expected life of the options and the risk free interest rate, as further described on page 31 of the above referenced Annual Report on Form 10-K and on page F-11 of the notes to the financial statements contained therein.

Director Compensation, page 15

4.

With respect to the option awards reported in column (d), clarify in the footnotes the assumptions made in valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. Refer to Item 402(r)(2)(iv) of Regulation S-K.

Please see the response to item 3. This comment will be complied with in future filings.

As requested and in furtherance of the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you desire any further information, please do not hesitate to contact the undersigned at (p) (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

Cc:	Michael Weinstein
Michael Buck

ARK RESTAURANTS CORP.

85 FIFTH AVENUE

NEW YORK, NY 10003

February 23, 2010

Via Edgar Correspondence and Federal Express

Mr. J. Nolan McWilliams

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Ark Restaurants Corp.

Form 10-K for the fiscal year ended October 3, 2009

Filed January 4, 2010

Definitive Proxy on Schedule 14A

Filed February 1, 2010

File No. 001-09453

Dear Mr. McWilliams:

As an officer of Ark Restaurants Corp. (the “Company”), in response to the February 16, 2010 request of the Staff of the U.S. Securities and Exchange Commission (the “Commission”), I am hereby acknowledging on behalf of the Company:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARK RESTAURANTS CORP.

/s/ Michael P. Buck

Michael P. Buck

Secretary and General Counsel